August 15, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: CoreCard Corp

Form 10-K for the Fiscal Year Ended December 31, 2021

Form 10-Q for the Fiscal Quarter ended March 31, 2022

File No. 001-09330

Ladies and Gentlemen:

We received the Commission’s comment letter, dated August 1, 2022. Included below are our responses and fulfillment of requested items.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.

Comment: We note your statement on page F-11 that, "Purchases of additional licenses for tier upgrades or additional modules are generally recognized as license revenue in the period in which the purchase is made for perpetual licenses or ratably over the remaining contract term for non-perpetual licenses." Referring to your basis in the accounting literature, tell us why you believe it is appropriate to recognize software license revenue ratably over the remaining contract term for non-perpetual licenses.

Response: The Company respectfully acknowledges the Staff’s comment requesting clarification over accounting consideration with respect to our non-perpetual license accounting policy. Over the last several years we have not recognized any revenue from non-perpetual software licenses, and we do not anticipate any in the foreseeable future. Therefore, we believe our statement regarding accounting policy for non-perpetual licenses is no longer relevant and should be removed from future filings. We propose to remove the language from our statement so our future filings will read as, “Purchases of additional licenses for tier upgrades or additional modules are generally recognized as license revenue in the period in which the purchase is made for perpetual licenses.” We will evaluate on a continuing basis the need to include additional disclosure should we enter into a non-perpetual license agreement in the future.

3. Investments, page F-13

2.

Comment: On page F-14 you state that you held $706,000 and $3,335,000 at December 31, 2021 and 2020, respectively, in cash on behalf of a customer which is included in other current liabilities on the Consolidated Balance Sheet. Referring to your basis in accounting literature, tell us why you believe it is appropriate to report your customer's cash on your balance sheet. Also, tell us why you do not report this cash as restricted, in a separate balance sheet line-item.

Response: We are the program manager for this customer, which is a unique arrangement among our customers, in addition to providing them processing services. We record the cash received on behalf of our customer as cash on our balance sheets and as a corresponding liability included on our balance sheets in Other Current Liabilities.  While the cash is segregated in a separate bank account, we are the legal owner of the account and can use the funds at our discretion; there are no legal restrictions on the funds. Therefore, we have concluded that our presentation as unrestricted cash is appropriate in accordance with ASC 210-10-45 and Regulation S-X 5-02 (1). We propose the following change to our future disclosures to clarify that there are no legal restrictions on the cash received so that it is clear that the unrestricted presentation is warranted: “We held $X and $X at December 31, 202X and 202X, respectively, in cash on behalf of this customer which is included in other current liabilities on the Consolidated Balance Sheet. There are no legal restrictions on these funds, we therefore present the funds as cash on the Consolidated Balance Sheet.”

Form 10-Q for the Fiscal Quarter Ended March 31, 2022

Consolidated Balance Sheets, page 3

3.

Comment: We note your accounts receivables balance increased from $5,547,000 to $18,264,000 from December 31, 2021 to March 30, 2022. In your Liquidity section of the MD&A, disclose the underlying reason for the large increase in accounts receivables. Also, since this appears to be a significant change from year-end, in your Summary of Significant Accounting Policies, disclose the balance of your allowance for doubtful accounts, how you determined it, and if the balance increased due to the large increase in accounts receivables. Provide us with your proposed future disclosure.

Response: The increase in accounts receivable primarily relates to the timing of invoices and payments from our largest customer, Goldman Sachs Group, Inc. As noted in our accounting policies from our 2021 Form 10-K, “Senior management reviews accounts receivable on a regular basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are estimated to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2021 is adequate. However, actual write-offs might exceed the recorded allowance.” We continued to follow the same policy in 2022.

Based on our analysis as of March 31, 2022 and subsequent periods, we determined that we did not require an increase in our allowance for doubtful accounts, which was zero as of December 31, 2021, March 31, 2022 and June 30, 2022, despite the increase in accounts receivable.  Over the last several years, we have not written off any accounts receivable, which supports our conclusion that no allowance has been necessary over this period.  We propose the following additional disclosure to our Summary of Significant Accounting Policies if our accounts receivable balance remains elevated for similar reasons at September 30, 2022:

“Except for the following additional disclosure regarding our policy for allowance for doubtful accounts, there have been no material changes in the Company’s significant accounting policies as compared to the significant accounting policies described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts balance was zero at September 30, 2022 despite a material increase in accounts receivable from December 31, 2021 to September 30, 2022. There are no material disputes related to outstanding balances of accounts receivable and we have concluded the entire balance is collectible.

Consistent with our policy stated in our 2021 Form 10-K, senior management reviews accounts receivable on a regular basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are estimated to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of September 30, 2022 is adequate. However, actual write-offs might exceed the recorded allowance.”

We propose the following additional disclosure to the liquidity section of our MD&A if our accounts receivable balance remains elevated for similar reasons as of September 30, 2022:

“The increase in accounts receivable relates to the timing of invoices and payments primarily from our largest customer. A portion of the balance is past due as of September 30, 2022, however there are no material disputes related to the outstanding balances and we have therefore concluded the entire balance is collectible and, as such, we have not made any changes to our allowance for doubtful accounts, which was zero as of September 30, 2022.”

CORECARD CORPORATION
Registrant

Date: August 15, 2022	By:	/s/ Matthew A. White

Matthew A. White
Chief Financial Officer